Exhibit 15.4

April 19, 2023

VIA EDGAR

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re: Fangdd Network Group Ltd.

Submission under Item 16I(a) of Form 20-F

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act (the “HFCAA”), Fangdd Network Group Ltd. (the “Company”) is submitting via EDGAR the following information as required under Item 16I(a) of Form 20-F.

On May 26, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 22, 2022 with an audit report issued by KPMG Huazhen LLP, a registered public accounting firm previously retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. KPMG Huazhen LLP is a registered public accounting firm headquartered in Mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it had been unable to inspect or investigate completely registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination.

The Company is controlled by Mr. Xi Zeng, the chairman of the board of directors and chief executive officer of the Company, who holds 70.8% of total voting power of the Company as of March 31, 2023 through ZX INTERNATIONAL LTD. ZX INTERNATIONAL LTD is a company incorporated in the British Virgin Islands owned by Mr. Xi Zeng. As of March 31, 2023, ZX INTERNATIONAL LTD beneficially owned 161,396,567 Class B ordinary shares and 5,700,000 Class C ordinary shares in the Company, representing 0.8% of total issued and outstanding ordinary shares and 70.8% of total voting power of the Company.

To the Company’s best knowledge and based on an examination of the Company’s register of members and public filings made by its shareholders, other than ZX INTERNATIONAL LTD, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 for more details.

In addition, the Company is not aware of any governmental entity of Mainland China that is in possession of, directly or indirectly, the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Will Cai, Cooley LLP at +852-3758-1210 and Jie Zhang, Cooley LLP at +852-3758-1231.

Sincerely yours,

Fangdd Network Group Ltd.

By:	/s/ Xi Zeng
Name:	Xi Zeng
Title:	Chairman of the Board of Directors and Chief Executive Officer